Exhibit 16.1
April 16, 2010
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Molycorp Minerals, LLC and, under the date of May 7, 2009, we reported on the financial statements of Molycorp Minerals, LLC as of December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2008. On January 14, 2010, we were dismissed. We have read Molycorp, Inc.’s statements included under the caption “Change in Accountants” of its Form S-1 to be filed with the Securities and Exchange Commission on or about April 16, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with Molycorp, Inc.s’ statements that Molycorp, LLC’s board of directors approved the change or Molycorp, Inc.’s statements regarding PricewaterhouseCoopers LLP.

Very truly yours, /s/ KPMG LLP